Newmont Mining Corporation

1700 Lincoln Street

Denver, CO 80203

Phone 303-863-7414

Facsimile 303-837-5837

www.newmont.com

July 14, 2006

Jill S. Davis

Branch Chief

United States

Securities and Exchange Commission

100 F Street NE, Stop 7010

Washington, DC 20549

Newmont Mining Corporation

Form 10-K for Fiscal Year Ended December 31, 2004

Filed March 15, 2005

Form 10-K for Fiscal Year Ended December 31, 2005

Filed March 2, 2006

Response Letter Dated July 14, 2006

File No. 1-31240

Dear Ms. Davis:

Please find below the Company’s responses to the Securities and Exchange Commission Staff (the “Staff”) comments that were contained in the Staff’s letter to Mr. Richard T. O’Brien of the Company dated July 5, 2006. The Company is continuing to perform due diligence procedures on an acquisition that may require access to the capital markets and accordingly, will contact you shortly to determine whether you have any further comments with regard to the responses contained below. In the event there are additional Staff questions or comments, the Company respectfully requests a meeting at the Staff’s earliest convenience to facilitate the timely completion of the Staff’s review of the Company’s financial statements.

Form 10-K for the Fiscal Year Ended December 31, 2004

Management’s Discussion and Analysis of Consolidated Financial Condition and Results of Operations

Critical Accounting Policies

Exploration Segment Goodwill, page 54

1.	Please note that we are continuing to evaluate your response to our comments in your letter dated June 12, 2006. Please provide us with the following additional information, as discussed with you on June 23, 2006:

•	Please provide us with fair value valuations of your exploration reporting unit for 2004 and 2005 which exclude the “near-mine” exploration track record. Refer to EITF 04-03.

As advised in the Company’s response dated June 12, 2006 to your prior comment number three included in the Staff’s letter to the Company dated May 23, 2006, all value beyond proven and probable reserves (“VBPP”) is excluded from the exploration reporting unit’s estimate of fair value, pursuant to EITF 04-3, and is included in mine site reporting units’ fair value estimates.

Historic additions to proven and probable reserves, including “near-mine” additions, are used solely to establish a track record of exploration success in determining the estimate of future additions to proven and probable reserves utilized in the exploration reporting unit’s valuation model. Consequently, the Company does not believe it would be appropriate to modify the exploration reporting unit’s valuation approach to exclude “near-mine” additions to proven and probable reserves from the exploration track record.

However, solely for purposes of your request and to provide the Staff with an estimate of fair value for a “sub-segment” of the exploration reporting unit without consideration of the “near-mine” exploration track record, we modified the valuation model accordingly. As advised in the Company’s response dated March 3, 2006 to your prior comment number ten included in the Staff’s letter to the Company dated February 17, 2006, “near-mine” exploration success represents the discovery of new mineralization that will receive the economic benefit of existing operating, processing and administrative infrastructures. The “sub-segment” excluding the “near-mine” exploration track record was valued at $1.8 billion and $4.6 billion at December 31, 2004 and 2005, respectively.

These preliminary calculations of value excluding the “near-mine” exploration track record performed by an independent valuation firm will be provided to the Staff under separate cover on a confidential and supplemental basis pursuant to Rule 12b-4 under the Exchange Act of 1934, as amended. In accordance with such Rule, the Company has requested that such material be returned promptly following completion of the Staff’s review. The Company also has requested confidential treatment of such material pursuant to the provisions of 17 C.F.R. §200.83.

It should be noted that the Company participated in the industry group that requested guidance which ultimately became EITF 04-3, and the Staff is supplementally advised that EITF 04-3 was intended to seek guidance on mine site reporting units. To the best of our knowledge, the application of EITF 04-3 to an exploration reporting unit or related goodwill reallocations were not discussed at any of the EITF meetings.

•	It is our understanding, based on discussions with you, that you believe your exploration reporting unit will ultimately deliver all value attributable to future development, production and sale of minerals, much like that of a junior mining company in the exploration stage. Please provide us with an analysis that identifies each cost assumption included in your valuation and explain why you believe these cost assumptions represent all costs necessary to generate the expected future cash flows. For instance, without limitation, we note that corporate general and administrative costs are static for all periods modeled.

The Staff is supplementally advised that, as noted in the Company’s response dated April 24, 2006, the cost assumptions were previously provided as part of the Valuation Reports prepared by an independent valuation firm. Specifically, on pages 14-16 of the report dated February 3, 2006, the resource and cost assumptions are clearly outlined, with appropriate explanation and description of the assumptions related thereto.

The Company believes that these cost assumptions represent all costs necessary to generate the expected future cash flows. The basis for expected future costs are the historic costs incurred by the Company and the Company’s expectation of future costs, as contained in the Life-of-Mine budget.

In response to your specific question regarding corporate general and administrative costs being static for all periods modeled, the valuation report addresses the derivation of this estimate on page 16 where it states:

“Corporate general and administrative expenses were estimated to approximate $1 million for each period of estimation. According to Newmont management, the exploration teams are financially and operationally self-sufficient. However, certain legal and administrative expenses incurred at the Newmont-level are not captured in operating costs. Accordingly, corporate general and administrative expenses of $1.0 million were applied in each period to capture these expenses.”

For illustrative purposes, the Company performed a sensitivity analysis on corporate general and administrative expenses. If such expenses were arbitrarily increased to $5 million per year, the exploration reporting unit’s business enterprise value would be $7.2 billion, compared to the valuation of $7.3 billion at December 31, 2005. For each additional $1 million increment in corporate general and administrative expenses, the exploration reporting unit’s business enterprise value would decrease by approximately $15 million, clearly a de minimis amount in light of the enterprise value.

•	In your response to our prior comment number two you refer to the fair value of your reporting unit had your current valuation model been used at the acquisition date. Please provide us with a copy of that valuation model.

A preliminary calculation of value utilizing a methodology consistent with the procedures utilized in the previously provided valuation reports as of December 31, 2004 and December 31, 2005, was performed. A preliminary fair value estimate of $1.2 billion for the Normandy exploration reporting unit was calculated, compared to the $1.1 billion estimated at the acquisition date using the old valuation model.

The preliminary calculation of value performed by an independent valuation firm will be provided to the Staff under separate cover on a confidential and supplemental basis pursuant to Rule 12b-4 under the Exchange Act of 1934, as amended. In accordance with such Rule, the Company has requested that such material be returned promptly following completion of the Staff’s review. The Company also has requested confidential treatment of such material pursuant to the provisions of 17 C.F.R. §200.83.

•	Please provide us with a reconciliation of the amount of your 2004 “green fields” reserve ounce additions citing the source of the specific projects and their locations.

As advised in the Company’s response dated March 3, 2006 to your prior comment number ten included in the Staff’s letter to the Company dated February 17, 2006, “green fields” exploration is where a discovery of new gold mineralization would require the investment of capital to build a separate, stand-alone operation away from any of the Company’s existing infrastructure. The Staff is supplementally advised that the following projects were included in the 11.0 million ounces attributed to “green fields” sites in 2004:

Segment	Deposit	Ounces (000)
Nevada	Emigrant	24
Nevada	Phoenix	2,342
Yanacocha	Conga	4,473
Ghana	Akyem	1,120
Ghana	Ahafo	2,998

TOTAL		10,957

•	Please clarify which reporting unit is allocated the value of your exploration properties and mineral rights. Also clarify the nature of the assets held by the exploration reporting unit.

The Staff is supplementally advised that the fair value for exploration and mineral rights related to the Normandy acquisition was allocated to operations consistent with the Company’s response included in comment number two of the letter sent to Mr. Jackson Day, Acting Chief Accountant, dated March 3, 2003. This letter is attached hereto for the Staff’s reference. All of the value associated with Classes 1 to 4 was ascribed to mineral interests and included in the Property, Plant and Mine Development of the related reporting units. Specific exploration properties, primarily in Australia, were assigned $39.7 million of mineral interest value. In addition to this mineral interest value, the exploration reporting unit was allocated goodwill of $1.126 billion.

All ongoing land payments and other holding costs for mineral interests related to exploration properties are included in exploration expense and not capitalized to the exploration reporting unit balance sheet, in accordance with the Company’s accounting policy.

•	Please tell us how you have applied the requirements of paragraph 36 of SFAS 142 regarding the allocation of goodwill from the reporting unit that holds the exploration properties and mineral rights when new reporting units are created, such as with your operations in Ghana. Please tell us when you determined that your operations in Ghana were a reporting unit.

As advised in the Company’s response dated June 12, 2006 to your prior comment number three included in the Staff’s letter to the Company dated May 23, 2006, the goodwill value attributed to the exploration reporting unit is entirely the result of the reporting unit’s expected ability to discover future mineralized material and advance that material into proven and probable reserves. As that value is always driven by expected future additions to proven and probable reserves, any additions to proven and probable reserves or establishment of new mine site reporting units between annual goodwill impairment tests does not result in a diminution of the ongoing exploration reporting unit value. The Company views the exploration reporting unit as a going concern and believes that with continued funding, the reporting unit will continue to discover and advance mineralized material into proven and probable reserves.

Furthermore, the Company does not believe that the intent of paragraph 36 of SFAS 142 (or the related guidance in paragraph 39 of SFAS 142) is to result in goodwill reallocations based upon migration or sale of a tangible asset out of a reporting unit. Similarly, the Company does not believe that turnover of customers in the context of a typical company would result in ongoing goodwill charges if the company were able to replenish the cash flow streams through new customer generation. The Company believes that an ability to replenish extracted proven and probable reserves, likewise, should not result in ongoing goodwill reallocations or charges.

The Company believes that the distinct concept of a reporting unit utilized in SFAS 142 refers to a level of reporting for which goodwill shall be tested for impairment. The Company determines its reporting units in accordance with SFAS 142, the relevant provisions of SFAS 131 and related interpretive literature. Since no goodwill was allocated to the development projects in Ghana, Ghana has not been deemed a reporting unit.

The Company will contact you within a couple of days to follow up as to whether you have any further comments on the above responses. If you have questions in the meantime, please contact Russell Ball, Vice President and Controller at (303)837-5927 or me at (303)837-5353.

Sincerely,

/s/ Russell Ball for Richard T. O’Brien
Richard T. O’Brien
Senior Vice President and Chief Financial Officer

cc:	Joseph Ucuzoglu, Professional Accounting Fellow

Accounting Group – Interpretations, Office of the Chief Accountant